EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2012(a)	2011(a)	2010(a)	2009(a)	2008
	(Dollars in thousands)

Earnings before fixed charges:
Income before income taxes	$223,787	$290,167	$221,680	$247,599	$193,574
Interest and other debt expense	101,722	63,954	61,639	50,999	60,160
Interest portion of rental expense	647	912	522	435	1,318

Earnings before fixed charges	$326,156	$355,033	$283,841	$299,033	$255,052

Fixed charges:
Interest and other debt expense	$101,722	$63,954	$61,639	$50,999	$60,160
Interest portion of rental expense	647	912	522	435	1,318
Capitalized interest	266	688	847	379	1,990

Total fixed charges	$102,635	$65,554	$63,008	$51,813	$63,468

Ratio of earnings to fixed charges	3.18	5.42	4.50	5.77	4.02

(a)	Interest and other debt expense in 2012, 2011, 2010 and 2009 includes a loss on early extinguishment of debt of $38.7 million, $1.0 million, $7.5 million and $1.3 million, respectively.